Exhibit 99.5

Letter to Stellantis Shareholders from the Chair of the Remuneration Committee

February 24, 2023

Dear Fellow Shareholders,

We firmly believe that since Stellantis was created in 2021, we achieved exemplary performance in a very demanding context for our industry under the leadership of our CEO. Not only Stellantis has generated synergies from the merger and achieved stellar operating income margins to create shareholder value; we also developed through our Strategic Plan Dare Forward 2030 a plan intended to transform our company in a tech mobility leader, placing our Company at the competitive forefront in the electrification and technology of our vehicles.

The 2022 AGM Vote

While the Board was pleased with the financial results delivered from the merger and our focused execution, the 2022 AGM advisory vote result of 47.9% of the 2021 Remuneration Report led us to acknowledge a misaligned perception between our shareholders, the Board and the Management regarding compensation matters. This was a matter of major concern for us and we have taken it seriously with a willingness to open a fruitful and transparent dialog.

While we recognize that remuneration is an important, sensitive and complex issue for shareholders and wider stakeholders, we also feel the strategic need to retain and attract world class executives in the context of global competition, which requires us to ensure an appropriate incentive structure, capable of delivering in the uncertain economic and regulatory conditions we are living in. This is a challenging responsibility which we are nevertheless fully committed to bear in the interests of the sustainability of the company and all stakeholders and, hopefully, with their support.

Shareholder Outreach and Proposed Changes

In response to the 2022 AGM result, we engaged in an extensive shareholder outreach over the course of two rounds of proactive engagement (a total of 56% of our Institutional shareholders) throughout 2022 and in early 2023. We sought feedback on the 2022 vote and followed up to discuss a range of potential changes going forward. We also engaged with global proxy advisory organizations to share perspectives and gather additional feedback.

In response to the 2022 AGM vote and based on the feedback received, we decided for (1) a number of changes relating to our Remuneration Policy, and (2) changes to our practices and our disclosures whenever we thought changes were possible- with respect to competitive information. In instances in which we concluded that changes were not possible or were not in the best interest of our shareholders, we disclosed the reasons thereof. We will submit these changes and these improvements to you in our Remuneration Report and at the 2023 AGM.

The following table summarizes the most expressed viewpoints throughout the outreach process and our actions in response, in order to respond positively to the different shareholders’ expectations.

Shareholder and Proxy Feedback	Stellantis Response
• The Peer Group used for benchmarking and comparing executive remuneration was deemed too U.S. focused, which questions what companies Stellantis should benchmarked against	√ Stellantis is not a U.S.-only company nor a European-only company, but a global one. We should be compared with other global companies operating at the same level of turnover in a worldwide market. √ A majority of our profitability (≈60%) is from the U.S. We are required to effectively compete in business and for talent against U.S. peers. √ We have included in our Remuneration Report a pay-for-performance analysis vs peers which shows that our remuneration is aligned with Company performance in 2021.
• Insufficient disclosure of the CEO's one-time Transformation Incentive	√ We have increased transparency as to the Award's milestones/goals by disclosing the relevant 7 projects and how they align to the Company's long-term strategy and ultimately, to shareholders' interests. √ Note that this was a one-time, at-risk award covering a five-year performance period with a vesting period. No additional transformation award was planned for 2022.
• The Long-term incentive Plan was partially not subject to performance because of the awarding of Restricted Stock Units (RSUs)	√ We will be presenting a revised Remuneration Policy for approval at the AGM. If shareholders approve, the LTI plan will consist of 100% Performance Share Units (PSUs) for the Executive Directors beginning with the 2023 grant.
• Total Shareholder Return (TSR) metric allowed for payout below median performance	√ The TSR metric will not allow for any vesting/payout for below-median performance effective with the 2023 LTI grant.
• Level of cash retention bonus for CEO in 2021 was considered 2022. excessive	√ No cash retention award was paid to the CEO in
• The former FCA CEO retention package was deemed insufficiently disclosed and excessive	√ A final payment in fulfillment of the relevant agreement was made in 2022 and is disclosed in the Remuneration Report. √ The package under which the payment is made was granted to the FCA CEO by the FCA Board prior to the merger to secure his contribution to the merger and the successful launch of the merged entity. √ The Company regards this as a legacy matter, substantially different from the compensation actions taken by the Stellantis Board in 2022 and it has decided to table this matter for a separate AGM vote to allow more focused feedback from the shareholders.

As requested by the opinion expressed by our shareholders, we improved our overall disclosure and transparency - with greater clarity on targets, how they are set, and on how performance drives outcomes based on facts. We have also made efforts to better explain in our disclosures how our compensation structure supports the pursuit and achievement of the ESG and Carbon net zero by 2038 ambition ahead of competition, our commitment to creating long-term value for the employees and the shareholders, and alignment to our Dare Forward 2023 strategic plan.

A considerable amount of time was spent in 2021 to carefully develop a compensation program that is competitive in the global market, continues to drive synergies to optimize our global economic and environmental performance, and drives class leading transformation in electrification and software.

We hope that you will share our pay-for-performance improved approach to executive compensation and appreciate the proposed changes. We hope that you will vote in favor of this year’s Remuneration Report and of the proposed amendment to the Remuneration Policy in order to enhance the Company susta inability and its governance.

We thank you for your insights and engagement over the past several months and welcome your feedback on this year’s Remuneration Report, which will be submitted for an advisory vote, and our Remuneration Policy as a binding vote, at our AGM on April 13, 2023.

Sincerely,

Wan Ling Martello
Chair, Remuneration Committee